UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Result of the Tender Offer	2

TELEFÓNICA, S.A. (hereinafter, Telefónica), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION
Further to the communication made on 6 March 2024, Telefónica Europe B.V. (the "Issuer") has announced the final results of the invitation to holders of its outstanding EUR 1,300,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (ISIN XS1933828433) (the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash (the "Offer").
The Offer was made on the terms and subject to the conditions contained in the tender offer memorandum dated 6 March 2024 (the "Tender Offer Memorandum") and are subject to the offer restrictions more fully described in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.
The final results of the Offers are as follow:

Description of Notes	First Call Date	Aggregate Principal Amount Outstanding (prior to completion of the Offer)	Purchase Price	Aggregate Principal Amount Tendered	Pro-ration factor (if any and subject to adjustments, as applicable)	Aggregate Principal Amount of Notes accepted for purchase
EUR 1,300,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 4.375 per cent.	14 December 2024	EUR 1,300,000,000	EUR 100,300 per EUR 100,000	EUR 1,096,600,000	N/A	EUR 1,096,600,000

The Offer remains subject to the conditions and restrictions set out in the Tender Offer Memorandum.
Whether the Issuer will purchase any Notes validly tendered in the Offer is subject, without limitation, to the satisfaction or waiver of the New Financing Condition. Subject to the satisfaction or waiver of the New Financing Condition, the expected Settlement Date is 18 March 2024.
All Notes repurchased pursuant to the Offer will be cancelled.
Assuming the satisfaction or waiver of the New Financing Condition, following the settlement of the Offer and subsequent cancellation of the repurchased Notes, more than 75 per cent. of the initial aggregate principal amount of the Notes will have been purchased and cancelled by the Issuer. Pursuant to the terms and conditions of the Notes (the "Conditions"), the Issuer will therefore have the option to redeem (after providing the required notice) all of the remaining outstanding Notes (in whole but not in part) at their principal amount plus any interest accrued to, but excluding, the relevant day on which the Notes become due for early redemption in accordance with the Conditions and any Arrears of Interest (as defined in the Conditions).

The Issuer may at its sole discretion exercise this option following the settlement of the Offer.
Madrid, 14 March 2024

Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the Spanish Law 6/2023, of 17 March, on the Securities Markets and the Investment Services (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión) or under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 14, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors